AMENDMENT NO. 23 RELATING TO PURCHASE AGREEMENT

            This Amendment Agreement (this "Agreement"), is made as of the 24th day of October, 2016, by and among POLYMET MINING CORP., a company existing under the laws of British Columbia (the "Company"), POLY MET MINING, INC., a corporation existing under the laws of the State of Minnesota (the "Issuer"), and GLENCORE AG, a corporation existing under the laws of Switzerland (the "Purchaser").

RECITALS

            WHEREAS, the Company and the Issuer are seeking to develop the NorthMet Project located in St. Louis County, Minnesota, U.S.A.;

            WHEREAS, the Company, the Issuer and the Purchaser are parties to that certain Purchase Agreement, dated as of October 31, 2008, as amended by Letter Agreement, dated November 28, 2008, as further amended by Amendment Letter No. 2, dated December 12, 2008, as further amended by Amendment Letter No. 3, dated December 19, 2008, as further amended by Amendment Letter No. 4, dated January 30, 2009, as further amended by Amendment Letter No. 5, dated February 24, 2009, as further amended by Amendment Letter No. 6, dated March 30, 2009, as further amended by Amendment Letter No. 7, dated April 28, 2009, as further amended by Amendment Letter No. 8, dated June 4, 2009, as further amended by Amendment Letter No. 9, dated August 31, 2009, as further amended by Amendment Letter No. 10, dated October 20, 2009, as further amended by Amendment Letter No. 11, dated November 16, 2009, as further amended by the 2010 Amendment and Waiver (as defined below), as further amended by the 2011 Amendment and Waiver (as defined below), as further amended by Amendment Letter No. 14, dated April 10, 2013 (“Amendment No. 14”), as further amended by the 2014 Amendment and Waiver (as defined below), as further amended by Amendment Letter No. 16 dated January 29, 2015 (“Amendment No. 16”), as further amended by Amendment Letter No. 17 dated July 30, 2015 (“Amendment No. 17”), as further amended by Amendment Letter No. 18 dated December 15, 2015 (“Amendment No. 18”), as further amended by Amendment Letter No. 19 dated January 27, 2016 (“Amendment 19”), as further amended by Amendment Letter No. 20 dated June 2, 2016 (“Amendment 20”), as further amended by Amendment Letter No. 21 dated June 30, 2016 (“Amendment 21”), and as further amended by Amendment Letter No. 22 dated September 14, 2016 (“Amendment 22”) (as defined below) (as amended, supplemented or otherwise modified from time to time, the "Purchase Agreement");

            WHEREAS, pursuant to the Purchase Agreement, among other things, (1) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (each, a "Debenture" and collectively, the "Debentures") in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000 and a fifth Debenture in the principal amount of US$25,000,000 (the "Original Tranche E Debenture"), in each case to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein; and (2) the Company issued (i) a warrant, exercisable from time to time (the "Exchange Warrant"), to purchase common shares of the Company, without par value (the "Common Shares"), in an amount equal to the principal amount of the Debentures divided by US$4.00;

            WHEREAS, (1) the first Debenture in the original principal amount of US$7,500,000 (the "Tranche A Debenture") was issued to the Purchaser on October 31, 2008; (2) the second Debenture in the original principal amount of US$7,500,000 (the "Tranche B Debenture") was issued to the Purchaser on December 24, 2008; (3) the third Debenture in the original principal amount of US$5,000,000 (the "Tranche C Debenture") was issued to the Purchaser on June 18, 2009; (4) the fourth Debenture in the original principal amount of US$5,000,000 (the "Tranche D Debenture" and together with the Tranche A Debenture, Tranche B Debenture and Tranche C Debenture, the "Outstanding Debentures") was issued to the Purchaser on September 2, 2009;

            WHEREAS, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of November 12, 2010 (the "2010 Amendment and Waiver"), pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures and the expiration date of the Exchange Warrant were extended from September 30, 2011 to September 30, 2012, (2) any and all obligations of the Issuer to issue the Original Tranche E Debenture and any and all obligations of the Purchaser to purchase the Original Tranche E Debenture pursuant to the Purchase Agreement were terminated and discharged in all respects (the "Original Tranche E Debenture Termination"), and (3) the Company issued to the Purchaser a warrant to purchase 3,000,000 Common Shares at an exercise price of US$2.00 per share at any time until December 31, 2015 (the “2010 Warrant’);

            WHEREAS, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of November 30, 2011 (the "2011 Amendment and Waiver"), pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures was extended from September 30, 2012 to the earlier to occur of certain events or September 30, 2014, (2) the exercise price of the Exchange Warrants was amended to US$1.50 per share, (3) the Company issued to the Purchaser warrants to purchase up to an aggregate of 2,600,000 Common Shares at an exercise price of US$1.50 per share at any time until December 31, 2015 (the “2011 Warrants”), and (4) the terms of the 2010 Warrants were amended to conform to the 2011 Warrants;

            WHEREAS, the Company, the Issuer and the Purchaser rescinded the Original Tranche E Debenture Termination and amended the obligations of the Issuer pursuant to the Purchase Agreement to issue a fifth Debenture in the principal amount of US$20,000,000 (the "Amended Tranche E Debenture") and the obligations of the Purchaser to purchase the Amended Tranche E Debenture pursuant to the Purchase Agreement, on the terms and subject to the conditions contained in Agreement Letter No. 14;

            WHEREAS, the Amended Tranche E Debenture were repaid in full on July 4, 2013;

            WHEREAS, on July 4, 2013, pursuant to Amendment No. 14, the exercise price of the Exchange Warrants was amended to US$1.2920 per share and the exercise price of the 2010 Warrants and the 2011 Warrants was amended to US$1.3007 per share;

            WHEREAS, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of April 25, 2014 (the "2014 Amendment and Waiver"), pursuant to which, among other things, the maturity date of each of the Outstanding Debentures was extended from the earlier to occur of certain events or September 30, 2014 to the earlier to occur of the same certain events or September 30, 2015;

            WHEREAS, on January 29, 2015, the Company, the Issuer and the Purchaser entered into Amendment No. 16 pursuant to which, among other things, the Issuer issued to the Purchaser a tranche F debenture (the “Tranche F Debenture”), and the Issuer and the Purchaser agreed to issue a tranche G debenture (the “Tranche G Debenture”), a tranche H debenture (the “Tranche H Debenture”) and a tranche I debenture (the “Tranche I Debenture,” and collectively with the Tranche F Debenture, the Tranche G Debenture and the Tranche H Debenture, the “2015 Debentures”) in the aggregate principal amount of US$30,000,000 pursuant to the Purchase Agreement;

            WHEREAS, the Tranche F Debenture was issued and fully paid for on January 30, 2015 and the Tranche G Debenture was issued and fully paid for on April 15, 2015 and the Tranche H Debenture was issued and fully paid for on July 1, 2015 and the Tranche I Debenture was issued and fully paid for on October 1, 2015;

            WHEREAS, on July 30, 2015, the Company, the Issuer and the Purchaser entered into Amendment No. 17 pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures and the expiration date of the Exchange Warrant was extended from the earlier to occur of certain events or September 30, 2015 to the earlier to occur of the same certain events or March 31, 2016; (2) the Outstanding Debenture Floating Rate was reset to LIBOR plus 8.0% per annum with effect from August 1, 2015; and (3) the terms of the 2010 Warrants and the 2011 Warrants were amended such that their expiry date was extended to December 31, 2016 before 5:00 p.m. (Vancouver time) and the exercise price was amended to US$0.9292 per share;

            WHEREAS, On December 15, 2015, the Company, the Issuer and the Purchaser entered into Amendment No. 18 (“Amendment No. 18”) pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures was extended from the earlier to occur of certain events or March 31, 2016 to the earlier of (i) the availability of at least Eighty Million U.S. Dollars (US$80,000,000) of debt or equity financing, or (ii) March 31, 2017 or (iii) such earlier date upon acceleration or by redemption or repayment (“Early Repayment Date”) as subsequently defined as the date on which the Issuer elects to repay the outstanding principal and unpaid and accrued interest thereunder provided that the Issuer can demonstrate that such early repayment is prudent and provided that the Issuer has provided to the Purchaser with ten (10) business days’ notice of such early repayment; (2) the Expiration Date of the Exchange Warrant was extended to the maturity date of the Outstanding Debentures; (3) the maturity date of each of the 2015 Debentures was extended from the earlier to occur of certain events or March 31, 2016 to the earlier of (i) the availability of at least Eighty Million U.S. Dollars (US$80,000,000) of debt or equity financing, or (ii) March 31, 2017; (4) the Outstanding Debentures and the 2015 Debentures floating rate was reset to LIBOR plus 15.0% with effect from January 1, 2016; and (5), the terms of the 2010 Warrants and the 2011 Warrants were amended such that their expiry date was extended to December 31, 2017 before 5:00 p.m. (Vancouver time) and the exercise price was amended to US$0.8231 per share;

            WHEREAS, on January 17, 2016, the Company, the Issuer and the Purchaser entered into Amendment No. 19 pursuant to which, among other things, the Issuer issued to the Purchaser a tranche J debenture (the “Tranche J Debenture”) in the aggregate principal amount of US$11,000,000 pursuant to the Purchase Agreement;

            WHEREAS, on June 2, 2016, the Company, the Issuer and the Purchaser entered into Amendment No. 20 pursuant to which, among other things, the Issuer issued to the Purchaser a tranche K debenture (the “Tranche K Debenture”), and the Issuer and the Purchaser agreed to issue a tranche L debenture (the “Tranche L Debenture”) and a tranche M debenture (the “Tranche M Debenture,”) in the aggregate principal amount of US$14,000,000 pursuant to the Purchase Agreement;

            WHEREAS, on June 30, 2016, the Company, the Issuer and the Purchaser entered into Amendment No. 21 pursuant to which, among other things, the Issuer agreed to issue and the Purchaser agreed to purchase the Tranche L Debenture in two tranches, the Tranche L-1 Debenture in the principal amount of US$5,000,000 (the “Tranche L-1 Debenture”) and the Tranche L-2 Debenture in the principal amount of US$3,000,000 (the “Tranche L-2 Debenture”, and together with the Tranche J Debenture, the Tranche K Debenture, the Tranche M Debenture, and the Tranche L-1 Debenture, the “2016 Debentures”) pursuant to the Purchase Agreement, on the terms and subject to the conditions contained in this Agreement;

            WHEREAS, on July 26, 2016, the Company, the Issuer and the Purchaser agreed an interim financing plan and the Issuer and the Purchaser agreed to proceed with the purchase and sale of the Tranche L-2 Debenture;

            WHEREAS, on September 14, 2016, the Company, the Issuer and the Purchaser entered into Amendment No. 22 pursuant to which, among other things, the parties agreed to extend the maturity date of the Debentures, as defined therein, and amend the interim financing plan;

            WHEREAS, on October 18, 2016 the Company issued and sold 25,963,167 common share units (the “Common Share Units”) at US$0.75 per Unit, each Unit consisting of one Common Share and one half of one common share purchase warrant exercisable at US$1.00 per share by way of private placement through a bought deal with Paradigm Capital Inc. and directly with existing shareholders of the Company and placed 660,005 broker warrants exercisable at US$0.83 per share (the “Placement”);

            WHEREAS, the Purchaser has the right to purchase its pro rata share of the Placement and has entered into a subscription agreement (“2016 Subscription Agreement” attached hereto as Appendix A) to purchase 14,111,251 units (the “Purchase Units”) on the same terms as the Common Share Units;

            WHEREAS, the Exchange Warrant contains a provision that requires an adjustment to the exercise price, as a result of certain events, including in the event the Company issues, wholly for cash, any Common Shares for a price per Common Share that is less than 100%, of the current market price of the Common Shares on the business day immediately preceding the date of the first public announcement of such issue or grant; and

            WHEREAS, the Company wishes to pay the Purchaser an advisory fee for providing assistance and advice to the Company regarding metal markets, financial markets, and financial structuring in connection with construction finance for the NorthMet Project and to issue to the Purchaser, as partial consideration for the Purchaser extending the maturity date of the Outstanding Debentures, the 2015 Debentures and the 2016 Debentures pursuant to Amendment No. 22, warrants to purchase Common Shares;

            NOW THEREFORE, in consideration of the terms and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1.	Definitions

Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in the Purchase Agreement.

2.	Amendment to the Purchase Agreement

The Company, the Issuer and the Purchaser hereby agree to amend the Purchase Agreement from and after the Effective Date as follows notwithstanding any contrary provision therein:

(a)	The following definitions shall be added to Section 1:

"Amendment No. 23 to the Purchase Agreement means the amending agreement made as of October 24, 2016 by and among the Company, the Issuer and the Purchaser”;

3.	Amendment to the Amended and Restated Exchange Warrant

Pursuant to Section 12(f) of the Exchange Warrant, the exercise price of the Exchange Warrant shall be adjusted by a factor (“Anti-Dilution Factor”) of 0.9827 to US$1.2696 per share.

For further clarity, the issuance of the Common Share Units does not trigger an adjustment to the purchase price of the 2010 Warrants and the 2011 Warrants.

4.	Incentive to amend the Outstanding Debentures, the 2015 Debentures and the 2016 Debentures

Pursuant to Amendment No. 22 the Company, the Issuer, and the Purchaser agreed to extend the maturity date of the Outstanding Debentures, the 2015 Debentures, and the 2016 Debentures, subject to regulatory approval. For clarity, pursuant to Amendment No. 22, the expiration date of the Exchange Warrant was extended, subject to regulatory approval, such that it continues to be the same as the maturity date of the Outstanding Debentures.

As partial consideration for amending the Outstanding Debentures, the 2015 Debentures and the 2016 Debentures, the Company agrees to issue to the Purchaser warrants (the “2016 Warrants” attached hereto as Appendix B) to purchase 625,000 Common Shares on the same terms and conditions as the warrants comprising the Common Share Units except that the exercise price shall be US$0.7797, the 5-day volume weighted average closing price of the Common Shares on the NYSE MKT on the date hereof.

5.	Compensation for Advisory Services

As the Company and the Issuer proceed with financing for construction of the NorthMet Project, commencing on August 8, 2016 they have been receiving and will continue to request assistance and advice from Glencore including in connection with markets for the Company’s products, financing, financial assurance markets, and corporate strategy. The Company agrees to pay the Purchaser a fixed fee equal to US$730,000 for these service, payment due on the Closing Date.

6.	Effectiveness

This Agreement shall become effective and be deemed effective as of the date hereof upon execution of counterparts of this Agreement by each of the Company, the Issuer and the Purchaser.

7.	Representations and Warranties of the Company and the Issuer

a.

Each of the Company and the Issuer hereby confirms the representations and warranties in the Purchase Agreement are true and accurate as if the representation and warranty was given as of the date hereof and makes the following additional representations and warranties to the Purchaser:

(i)

Authorization; Enforcement. Each of the Company and the Issuer has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the Issuer and the consummation by the Company and the Issuer of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and the Issuer and no further action is required by the Company and the Issuer, their boards of directors or their shareholders in connection herewith. This Agreement has been duly executed by the Company and the Issuer and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company and the Issuer enforceable against the Company and the Issuer in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

b.	The Purchaser hereby makes the following representations and warranties to the Company and the Issuer:

(i)

Authorization; Enforcement. The Purchaser has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser and no further action is required by the Purchaser, its board of directors or its shareholders in connection herewith. This Agreement has been duly executed by the Purchaser and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

8.	Effect on Agreements

Except as expressly amended hereby, all of the terms and conditions of the Agreements (as defined in the Purchase Agreement), as amended, shall remain in full force and effect after the execution of this Agreement.

9.	Amendments and Waivers

The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company, the Issuer and the Purchaser.

10.	Notices

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the applicable Agreement (as defined in the Purchase Agreement).

11.	Successors and Assigns

This Agreement may not be assigned by any party with the prior written consent of the other parties. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

12.	Execution and Counterparts

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

13.	Expenses

The Issuer and the Company shall promptly reimburse the Purchaser, upon first written demand, for all actual and out-of-pocket costs and expenses incurred by the Purchaser in respect of (a) the negotiation, execution and delivery of the term sheet relating to this Agreement, this Agreement and any and all related agreements and documents, and (b) the enforcement of any right or remedy by the Purchaser against the Issuer and/or the Company under or in respect of the term sheet relating to this Agreement, this Agreement and any and all related agreements and documents.

14.	Further Assurances

The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

15.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the principles of conflicts of law thereof that would defer to the substantive laws of another jurisdiction.

16.	Severability

If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

17.	Headings

The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

[signature page follows]

            IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

POLYMET MINING CORP.

By:	/s/ Douglas Newby
Name: Douglas Newby
Title: Chief Financial Officer

POLY MET MINING, INC.

By:	/s/ Douglas Newby
Name: Douglas Newby
Title: Chief Financial Officer

GLENCORE AG

By:	/s/ A. Hubmann
/s/ M. Haering
Name: A. Hubmann and M. Haering
Title: Directors